UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 09, 2024

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Result of AGM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: May 09, 2024

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

9 May 2024

Barclays PLC
Results of Annual General Meeting

The Barclays PLC Annual General Meeting was held earlier today.  A poll was held on each of the resolutions proposed and the results of the poll are set out below.  All resolutions were passed.

RESOLUTIONS		Number of votes cast "For" the Resolution	% of votes cast "For" the Resolution	Number of votes cast "Against" the Resolution	% of votes cast "Against" the Resolution	Number of votes Withheld*	Total votes cast as % of Issued Share Register
1	To receive the Reports of the Directors and Auditors and the audited accounts of the Company for the year ended 31 December 2023.	10,172,925,962	99.91	9,537,521	0.09	75,096,781	67.91%
2	To approve the Directors' Remuneration Report for the year ended 31 December 2023.	9,994,998,399	97.54	251,678,560	2.46	10,883,304	68.34%
3	To appoint Sir John Kingman as a Director of the Company.	10,127,368,866	98.87	115,873,530	1.13	14,317,864	68.32%
4	To reappoint Robert Berry as a Director of the Company.	10,188,963,938	99.46	55,223,007	0.54	13,373,318	68.32%
5	To reappoint Tim Breedon as a Director of the Company.	10,163,982,237	99.22	80,161,290	0.78	13,416,732	68.32%
6	To reappoint Anna Cross as a Director of the Company.	10,213,598,075	99.70	30,435,099	0.30	13,527,089	68.32%
7	To reappoint Mohamed A. El-Erian as a Director of the Company.	10,008,881,144	98.04	200,117,316	1.96	48,561,799	68.09%
8	To reappoint Dawn Fitzpatrick as a Director of the Company.	10,198,227,882	99.55	46,081,828	0.45	13,250,549	68.32%
9	To reappoint Mary Francis as a Director of the Company.	10,191,188,019	99.48	53,004,349	0.52	13,367,895	68.32%
10	To reappoint Brian Gilvary as a Director of the Company.	9,945,060,683	97.08	298,892,254	2.92	13,607,322	68.32%
11	To reappoint Nigel Higgins as a Director of the Company.	9,701,818,458	94.78	534,543,388	5.22	21,198,417	68.27%
12	To reappoint Marc Moses as a Director of the Company.	10,191,578,393	99.49	52,645,365	0.51	13,336,501	68.32%
13	To reappoint Diane Schueneman as a Director of the Company.	10,004,962,440	97.67	239,012,878	2.33	13,584,941	68.32%
14	To reappoint C.S. Venkatakrishnan as a Director of the Company.	10,226,775,851	99.81	19,278,997	0.19	11,505,411	68.33%
15	To reappoint Julia Wilson as a Director of the Company.	10,042,824,916	98.04	201,260,194	1.96	13,475,149	68.32%
16	To reappoint KPMG LLP as Auditors.	10,134,627,621	98.91	111,750,141	1.09	11,182,502	68.34%
17	To authorise the Board Audit Committee to set the remuneration of the Auditors.	10,234,472,767	99.88	11,980,462	0.12	11,107,034	68.34%
18	To authorise the Company and its subsidiaries to make political donations and incur political expenditure.	10,077,938,831	98.30	174,262,223	1.70	4,960,025	68.37%
19	To authorise the Company to determine and apply the maximum ratio(s) of variable to fixed components of total remuneration for Material Risk Takers.	10,222,185,276	99.75	25,212,227	0.25	10,162,756	68.34%
20	To authorise the Directors to allot shares and equity securities.	9,558,266,785	93.28	688,212,489	6.72	11,080,989	68.34%
21	To authorise the Directors to allot equity securities for cash and/or sell treasury shares other than on a pro rata basis to shareholders of no more than 5% of issued share capital.**	9,860,247,446	96.27	382,016,422	3.73	15,295,064	68.31%
22	To authorise the Directors to allot equity securities for cash and/or sell treasury shares other than on a pro rata basis to shareholders of no more than 5% of issued share capital in connection with an acquisition or specified capital investment.**	9,791,910,406	95.60	450,476,938	4.40	15,169,588	68.31%
23	To authorise the Directors to allot equity securities in relation to the issuance of contingent Equity Conversion Notes.	10,112,970,332	98.72	131,223,332	1.28	13,365,268	68.32%
24	To authorise the Directors to allot equity securities for cash other than on a pro rata basis to shareholders in relation to the issuance of contingent Equity Conversion Notes.**	10,125,526,368	98.84	118,887,425	1.16	13,135,917	68.32%
25	To authorise the Company to purchase its own shares.**	10,113,174,869	98.88	114,515,256	1.12	29,853,683	68.21%
26	To authorise the Directors to call general meetings (other than an AGM) on not less than 14 clear days' notice.**	9,887,549,578	96.53	354,928,762	3.47	15,065,464	68.31%
27	To approve the adoption of new Articles of Association of the Company.**	10,234,103,246	99.90	10,024,851	0.10	13,415,707	68.32%
* A vote Withheld is not a vote in law and is not counted in the calculation of the proportion of votes "For" and "Against" a resolution.
** Special resolution.

As at 6.30pm on Tuesday 7 May 2024, the time by which shareholders who wanted to vote at the AGM must have been entered on the Company's register of members, there were 14,994,098,121 ordinary shares in issue. Shareholders are entitled to one vote per share on a poll.

In accordance with UK Listing Rule 9.6.2R, copies of the resolutions that do not constitute ordinary business at an annual general meeting will be submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

A copy of the poll results for the Annual General Meeting, along with the Notice of Annual General Meeting which sets out the full text of each of the resolutions, is available on the Barclays website at home.barclays/agm.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina	Jonathan Tracey
+44 (0)20 7116 2526	+44 (0)20 7116 4755

About Barclays

Our vision is to be the UK-centred leader in global finance.  We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and a strong, specialist US consumer bank.  Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.